MORGAN STANLEY SPECIAL GROWTH FUND
1221 AVENUE OF THE AMERICAS
NEW YORK, NY 10020

June 25, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention:

Larry Greene, Division of Investment Management

Re:

Morgan Stanley Special Growth Fund (the “Fund”)

(File Nos. 811-6711 and 33-48765)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Fund filed with the Securities and Exchange Commission on April 24, 2007.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 20 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 25, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.

Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.

  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding Post-Effective Amendment.

Comment 2.

In the EDGAR screen titled “Series-Name,” please replace “none” with the name of the Fund.

Response 2.

  As I discussed with you in a telephone conversation on June 20, 2007, we are working with our EDGAR filer and the SEC Staff to determine if it is possible to make the requested change.

COMMENTS TO THE PROSPECTUS

Comment 3.

Please explain supplementally how the statement that the “U.S. Growth Team…. seeks to invest in high quality companies…” is consistent with the statement that “there are no minimum rating or quality requirements with respect to the convertible securities in which the Fund may invest.”

Response 3.

  Although the U.S. Growth Team generally seeks to invest

in high quality companies, the Fund discloses that it retains the flexibility to invest up to 35% of its net assets in convertible securities without regard to minimum rating or quality requirements.  We have added the word “generally” to the principal investment strategy in the prospectus for clarification.

Comment 4.

Please explain supplementally what the “remaining 35%” refers to in the fifth paragraph under the “Principal Investment Strategies” section.

Response 4.

  In the first paragraph under the “Principal Investment Strategies” section, the prospectus states that the Fund will normally invest at least 65% of its assets in a diversified portfolio of common stocks and other equity securities of small companies.  As stated in the fifth paragraph, about which the Staff is inquiring, the remaining 35% of the Fund’s assets (outside of the 65% basket set forth above) may be invested in equity securities of medium-sized or large companies.

Comment 5.

The third paragraph under the “Principal Investment Strategies” section discusses the Fund’s investments in foreign securities.  Please clarify whether such investments include debt securities, equity securities, or both?

Response 5.  The first sentence in the third paragraph under the “Principal Investment Strategies” section discloses that the Fund’s small cap equity investments may include foreign securities…” [emphasis added].  Such foreign investments include only equity securities.

Comment 6.

Add appropriate disclosure to the fee table in the prospectus if the Fund invested in other investment companies during the last fiscal year.

Response 6.  The Fund did not invest in other investment companies during the prior fiscal year that would require disclosure in the fees and expenses table and corresponding footnotes.

Comment 7.

Consider moving the fees and expenses footnotes to after the Example.

Response 7.  We respectfully acknowledge the comment, but believe the current placement of the footnotes is appropriate.  The footnotes  refer to the Annual Fund Operating Expenses and although arguably the Annual Fund Operating Expenses and the Example constitute the “Fee Table”, we believe that to move the footnotes to below the Example would diminish the impact of the information and could result in a shareholder being unable to locate the footnotes.

Comment 8.

Confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 8.  The Adviser may not recoup or recapture waived fees.

Comment 9.

The fourth paragraph under the “Fund Management” section states that Mr. Cohen is the lead manager of the Fund and that  Messrs. Lynch, Chainani and Norton are co-portfolio managers.  It also states that members of the team collaborate to manage the assets of the Fund.  Please consider whether any other individuals who “collaborate” should be identified by name in the prospectus.

Response 9.  We respectfully acknowledge your comment; however, we believe that the current disclosure complies with the requirements of Form N-1A.  Pursuant to Item 5(a)(2) of Form N-1A, we list those individuals who are primarily responsible for the day-to-day management of the Fund’s portfolio.

Comment 10.

In the Annual Fund Operating Expenses table, please confirm that the amounts listed in the “Distribution and services (12b-1) fees” line item comply with the requirements of Form N-1A.

Response 10.  As required by Instruction 3(b) to Item 3 of Form N-1A, we have disclosed “all distributions or other expenses incurred during the most recent fiscal year under a plan adopted pursuant to Rule 12b-1.”  Please note that, as stated in the Fund’s Statement of Additional Information (“SAI”) under the heading “Investment Advisory and Other Services – E. Rule 12b-1 Plan,” “[e]ffective May 1, 2004, the Board approved an Amended and Restated Plan of Distribution Pursuant to Rule 12b-1…converting the plan with respect to Class B shares from a “compensation” to a “reimbursement” plan similar to that of Class A and Class C.” Under such distribution plans, the Fund reimburses the distributor for expenses incurred on behalf of Class A, Class B and Class C shares. For the fiscal year ended February 28, 2007, Class A, Class B and Class C shares of the Fund accrued payments under the Plan amounting to $141,971, $466,676 and $60,940, respectively, which amounts are equal to 0.24%, 1.00% and 1.00% of the average daily net assets of Class A, Class B and Class C, respectively, for the fiscal year.

Comment 11.

The last line in the section titled “Fund Management” appears to have been omitted from the EDGAR filing.  Please ensure that the line is included in the next Post-Effective Amendment filing.

Response 11.  The last line in the section titled “Fund Management” will be included in the next Post-Effective Amendment filing.  The full sentence reads, “[a] discussion regarding the Board of Trustees’ approval of the investment advisory agreement is available in the Fund’s semiannual report to shareholders for the period ended August 31, 2006.”

COMMENTS TO THE SAI

Comment 12.

With respect to the Fund’s fundamental investment restriction relating to industry concentration, please explain the basis for not applying this restriction to investments in cash equivalents.

Response 12.  Upon our review of Guide 19 and the relevant Staff no-action letters, we agree that the carve out to the Fund’s industry concentration policy should apply only to the purchase of obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities.  However, because the Fund’s industry concentration policy is a fundamental investment restriction, we are not able to change it without shareholder vote.  However, we note supplementally that the Fund will not invest 25% or more of the value of its total assets in cash equivalents of issuers in any single industry (with the exception of the carve out for obligations issued or guaranteed by the U.S. Government, its agencies or its instrumentalities).

Comment 13.

In the section entitled “Fund Management - Portfolio Manager Compensation Structure,” (1) include only the discretionary compensation received by the portfolio managers of the Fund during the last year, and (2) confirm that you are providing the requested information.

Response 13.   We believe the current disclosure is in compliance with SEC Release 2004-89.  This Release requires that the SAI include disclosure regarding the structure of, and the method used to determine, the compensation of its portfolio managers.  The Release notes that the purpose of this disclosure is to help investors better understand a portfolio manager’s incentives in managing a fund and shed light on possible conflicts of interest that could arise when a portfolio manager manages other accounts.  Therefore, in order to achieve this purpose, the disclosure, in our view, should include all possible forms of compensation that are available to the portfolio manager in connection with managing the portfolio and other accounts.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•

the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at
(212) 762-7126.  Thank you.

Sincerely,

/s/ Daniel E. Burton

Daniel E. Burton

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